March 11, 1998

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer Multi-Sector Income Trust
            Reg. No.33-20191; File No. 811-5473

To the Securities and Exchange Commission:

      An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Oppenheimer Multi-Sector Income Trust, (the "Fund") on February 27, 1998 (accession number 0000829801-98-000002). The filing consisted of documents comprising Post-Effective Amendment No. 13 to the Fund's 1933 Act Registration Statement on Form N-2 (the "Amendment").

      This filing was incorrectly filed under From N-2 and should have been filed under Form POSAMI. We hereby respectively request that the Commission change the form type on that filing from Form N-2 to Form POSAMI.

      If you have any questions regarding this filing, please do not hesitate to give me a call.

                                Sincerely yours,


                                /s/ Kathleen Ives
                                  --------------------------------
                                  Kathleen Ives
                                          Assistant Vice President &
                                Assistant Counsel
                                 (303) 768-3331